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andrew.barkan@friedfrank.com

October 3, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 17, 2013
File No. 333-191219

Dear Mr. Riedler:

This letter is being submitted on behalf of Aerie Pharmaceuticals, Inc. (“Aerie” or the “Company”) in response to the comment letter, dated October 2, 2013, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Aerie’s Registration Statement on Form S-1 filed on September 17, 2013 (the “Registration Statement”). The Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed with the Commission concurrently herewith. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show the changes to the Registration Statement.

General

1.	We are currently evaluating your disclosure in light of the letter you submitted on September 30, 2013 that includes the estimated price range of your proposed offering. We will issue comments relating to your estimated price range, if any, under separate cover.

Response:

The Company appreciates the Staff’s review of the letter to the Staff submitted on behalf of the Company on September 30, 2013 (the “September 30 Letter”) and acknowledges that the Staff may issue additional comments relating to the September 30 Letter.

Prospectus Summary

Our Product Pipeline, page 3

2.	We note your response to prior comment 1. As you have done in your Business section, please include in your prospectus summary a discussion of your prior efforts to develop AR-12286 and PG286. This discussion should address the fact that, until recently, your product development efforts were focused on AR-12286 and PG286, that AR-12286 failed to meet its primary clinical endpoints in a recent Phase 2b trial, the specifics of this failure and why these results were sufficient to persuade you to discontinue development of AR-12286 and PG286.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 3 of Amendment No. 1 to include a discussion of the Company’s prior efforts to develop AR-12286 and PG286.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Critical Accounting Policies and Use of Estimates

Stock Compensation, page 62

3.	We acknowledge your response to prior comment 4. We will continue to defer our evaluation of stock compensation until an IPO price has been set. At that time, please address the following:

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price;

•	Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price as of the most recent balance sheet date presented in the registration statement; and

•	Continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

•	The Company respectfully refers the Staff to the September 30 Letter, which discusses the significant factors that account for the difference between the valuation of the Company’s common stock on each valuation date and the estimated price range for the IPO.

•	The Company confirms that it will disclose in the Registration Statement the intrinsic value of the outstanding vested and unvested common stock options as of June 30, 2013.

•	The Company confirms that it will continue to disclose all equity transactions, including, but not limited to, options, warrants and convertible notes through the effective date of the Registration Statement.

Business

Our Product Pipeline

AR-13324 Phase 2 Efficacy Results, page 79

4.	We note your response to prior comment 5. Please explain for the benefit of the lay reader the meaning and significance of “p-values” and clarify the threshold p-value that corresponds to statistical significance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 79 of Amendment No. 1 to explain the meaning and signficance of “p-values” and to clarify the threshold p-value that corresponds to statistical significance.

5.	In your discussion on page 80 of the Phase 2b study of AR-13324, please clarify the difference between “clinical significance’ and “statistical significance.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 80 of Amendment No. 1 to clarify the difference between “clinical significance” and “statistical signficance.”

6.	Please revise to clarify the statement that once-daily AR-13324 0.02% “did not show non-inferiority” to latanoprost on day 28 of the Phase 2b trial and explain the concept of non-inferiority and how it is measured.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 81 of Amendment No. 1 to clarify the statement that once-daily AR-13324 0.02% “did not show non-inferiority” to latanoprost on day 28 of the Phase 2b trial and to explain the concept of non-inferiority and how it is measured.

7.	When you state that the efficacy of AR-13324 0.02% was “in line” with published historical data for twice-daily timolol relative to latanoprost, please specify how the data compare to each other.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 81 of Amendment No. 1 to explain how the data for efficacy of AR-13324 0.02% and published historical data for twice-daily timolol relative to latanoprost compare to each other.

Notes to the Financial Statements

Note 10. Stock Purchase Warrants, page F-19

8.	Please refer to our comment 8 and your response. Please provide the significant factors for the difference in the fair market value of the Company’s common stock utilized for determining the value of the liability for the warrants issued on August 9, 2013, May 23, 2013 and March 28, 2013 and the IPO price once a reasonable estimate of the IPO price range has been determined.

Response:

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the September 30 Letter, which discusses the significant factors that account for the difference in the fair market value of the Company’s common stock utilized to determine the value of the liability for the warrants issued on August 9, 2013, May 23, 2013 and March 28, 2013, as compared to the estimated price range for the IPO.

Note 11. Stock-based Compensation, page F-20

9.	As you indicated in your response to comment 10, please provide the significant factors for the difference in the fair market value of the Company’s common stock utilized to determine the compensation expense for the restricted stock as compared to the IPO price at the time that a reasonable estimate of the IPO price range has been determined. If a material difference exists, please provide additional disclosure in the Management’s Discussion and Analysis section to explain the difference.

Response:

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the September 30 Letter, which provided the significant factors that account for the difference in the fair market value of the Company’s common stock utilized to determine the compensation expense for the restricted stock as compared to the estimated price range for the IPO.

Note 15. Subsequent Events, page F-28

10.	Please disclose the terms of the options issued in August and September 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-25 of Amendment No. 1 to disclose the term and vesting period of the options issued in August and September 2013.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Vicente Anido, Jr., Ph.D. (Aerie Pharmaceuticals, Inc.)

Richard J. Rubino (Aerie Pharmaceuticals, Inc.)

Steven G. Scheinfeld, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

Glenn R. Pollner, Esq. (Gibson, Dunn & Crutcher LLP)

Christine Allen (Securities and Exchange Commission)

Scot Foley (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Mary Mast (Securities and Exchange Commission)